Churchill Downs Incorporated Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Company Name: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **09-21-2006**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2006



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (18 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

On September 21, 2006, the Board of Directors of Churchill Downs Incorporated (the "Company") approved the hiring of Vernon Niven to serve as the Company's Executive Vice President, Technology Initiatives. In connection with Mr. Niven's hiring, the Company executed an offer letter setting forth the terms of an at-will employment arrangement (the "Offer Letter"). Mr. Niven will receive a base salary of $300,000 and will be eligible to participate in a cash bonus plan beginning the calendar year 2007 based on objectives approved by the Compensation Committee of the Board of Directors. Mr. Niven's target bonus level will be 60% of base salary.

As part of his compensation, Mr. Niven will be eligible for long term incentives based on achievement of certain performance goals and vesting criteria. The long term incentive payments are intended to be in the form of Company stock but require Board of Director and shareholder approval. Should Company stock not be available at the time of payment, the long term incentives will be paid in cash.

Should Mr. Niven's employment be terminated by the Company without "just cause," Mr. Niven will receive pay through the month of termination and severance pay and benefits per the Executive Severance Policy; a pro rated bonus based on the bonus target; the balance of any long term incentive awards, if any, earned though the termination date but not yet paid; and 20% of the then remaining long term incentives (payable only if Mr. Niven has completed one year of continuous service).

In the event of a change in control, defined as an acquisition of at least 51% of the Company, Mr. Niven's outstanding long term incentives will vest at 50% of the scheduled value and be payable in the year the incentive would have otherwise been paid.

The above summary of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter to be filed with the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2006.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CHURCHILL DOWNS INCORPORATED


September 27, 2006   /s/ William C. Carstanjen
                                William C. Carstanjen
                                Executive Vice President, General Counsel and Chief Development Officer